NATUREWELL, INC. 110 West C Street, Suite 1300 San Diego, California 92101

February 10, 2006

Mail Stop 6010 Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Attention:		Ibolya Ignat; Lisa Vanjoske; Jim B. Rosenberg

	Re:	Naturewell, Incorporated Form 10-KSB for the Fiscal Year Ended June 30, 2005 Filed on October 12, 2005 File No. 000-26108

Ladies and Gentlemen:

          The following responses address the comments of the reviewing Staff of the Commission as set forth in the comment letter of February 7, 2006 relating to the Form 10-KSB for the fiscal year ended June 30, 2005 of Naturewell, Inc. (the "Company"). The Company responds as follows:

Form 10-KSB for Year ended June 30, 2005 Financial Statements, page 16 Consolidated Statements of Operations, page 19

1.		Disclose in the notes to the financial statements the components of the material amounts of other income in 2005 and 2004.

Response:

Note S has been added to the notes to financial statements in order to disclose the components of other income for 2005 and 2004.

Consolidated Statements of Cash Flows, page 21

2.

Please explain to us the basis for including "notes issued for services" and "notes issued for accounts payable" as cash flows from financing activities, as it appears these would be non-cash transactions and revise your financial statements and/or disclosure as necessary.

Response:

The consolidated statement of cash flow has been revised so that notes issued for services, notes issued for accounts payable and non-cash transactions are presented properly.

Item 8A Controls and Procedures, page 35

3.

We note that your certifying officers disclose their conclusion as to the effectiveness of your disclosure controls and procedures "within 90 days of the filing of this report." However, Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness of your disclosure controls and procedures "as of the end of the period covered by the report." Please refer to Exchange Act rules 13a-15(e) and 15d-15(e) and revise your disclosure.

Response:

The controls and procedures disclosure has been revised accordingly.

Please be advised that concurrently with the filing of this letter, the Company has filed an amended Form 10-KSB for the period ended December June 30, 2005.

In addition to the foregoing, the Company hereby acknowledges the following:

●		The Company is responsible for the adequacy and accuracy of the disclosure I the filing;
●		Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●		the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact the Company's securities counsel, Darrin Ocasio or Sebastian Weiss of Sichenzia Ross Friedman Ference LLP, at 212-930-9700. Thank you.

Very Truly Yours,

/s/ James R. Arabia
James R. Arabia